Exhibit 99.1

GCL Global Holdings Ltd. Announces Transfer of Listing to The Nasdaq Capital Market and Additional 180 Days to Cure Minimum Bid Price Deficiency

SINGAPORE – September 17, 2026 – GCL Global Holdings Ltd (Nasdaq: GCL) (“GCL” or the “Company”), a leading provider of games and entertainment, today announced that the listing of its ordinary shares will be transferred to The Nasdaq Capital Market at the opening of business on September 18, 2026. The Company’s ordinary shares will continue to trade under the ticker symbol “GCL,” and its warrants will continue to trade on The Nasdaq Capital Market under the ticker symbol “GCLWW.”

The transfer follows a deficiency notice dated March 17, 2026 the Company received regarding the minimum bid price requirement under Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Rule”). On September 16, 2026, the Company received written notification from Nasdaq advising the Company that it had been granted an additional 180 calendar days, or until March 15, 2027, to comply with the Minimum Bid Price Rule in connection with its application to transfer its listing to the Nasdaq Capital Market.

The transfer has no effect on the Company’s day-to-day business operations, financial condition, or reporting obligations under U.S. securities laws. The Company’s ordinary shares and warrants will continue to trade on Nasdaq without interruption.

About GCL Global Holdings

GCL Global Holdings Ltd. (“GCL”) is a holding company incorporated in the Cayman Islands (GCL together with its subsidiaries, the “GCL Group”). Through its operating subsidiaries, GCL Group unites people through its ecosystem of content and hardware in games and entertainment, enabling creators to deliver engaging experiences to gaming communities worldwide with a strategic focus on the rapidly expanding Asian gaming market.

Drawing on a deep understanding of gaming trends and market dynamics, GCL Group leverages its diverse portfolio of digital and physical content as well as multimedia peripherals to bridge cultures and reach a global audience by introducing Asian-developed IP across consoles and PCs. Learn more at https://www.gclglobalholdings.com/

Forward-Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “predict,” “potential” or “continue,” among others, statements regarding our compliance with the Minimum Bid Price Rule and listing or trading of our ordinary shares. Forward-looking statements appear in a number of places throughout this press release and may include statements regarding our intentions, beliefs, projections, outlook, analyses, current expectations and the risks, uncertainties and other factors described under the headings, “Risk factors” and “Cautionary statement regarding forward looking statements,” in our periodic filings with the U.S. Securities and Exchange Commission. These statements speak only as of the date of this press release and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

GCL Investor Relations:

Crocker Coulson

crocker.coulson@aumadvisors.com

(646) 652-7185